UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

FireEye, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36067	20-1548921
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1440 McCarthy Blvd. Milpitas, CA	95035
(Address of principal executive office)	(Zip Code)

Michael J. Sheridan

Chief Financial Officer

(408) 321-6300

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

FireEye, Inc. (“FireEye”) has concluded in good faith that during 2014, components in its enterprise security hardware products, including its network security, endpoint and threat analytics products, contain conflict minerals, as defined in Section 1, Item 1.01(d)(3) of Form SD, and that such conflict minerals are necessary to the functionality of such products.

Conflict Minerals Disclosure

This Form SD of FireEye is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period of January 1, 2014 to December 31, 2014.

A copy of FireEye’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://investors.fireeye.com/governance.cfm.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: June 1, 2015

FIREEYE, INC.

By:	/s/ MICHAEL J. SHERIDAN
Michael J. Sheridan
Chief Financial Officer
(Principal Financial and Accounting Officer)